Northeast Island, Corp.
100 East Cook Avenue Suite 101
Libertyville, IL 60048

May 28, 2010

Via EDGAR and FedEx
Stacie D. Gorman
Mail Stop 3010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:        Northeast Island, Corp.
              Amendment No. 2 to Form 10
              Filed No. 000-53903

Dear Ms. Gorman:

By letter dated May 21, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Northeast Island, Corp. (“Northeast” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 1 to Form 10 (the “Amendment No. 1”) filed on May 5, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Item 1. Description of Business, page 1

(b) Business of Issuer, page 1

1.
We note your response to comment 3 of our letter dated April 6, 2010 that you are not seeking funds from any other resources because you believe Messrs. Maher and Prinz have the ability to provide the necessary funds. However, we could not locate any disclosure clarifying how you determined they have the requisite ability and obligation to provide additional funding. As such, please revise lo provide such clarification. For example, please state whether they have entered into written agreements to provide additional funding. Alternatively, please revise clarify that they are not obligated to provide additional funding.

RESPONSE:
We have revised the Registration Statement to disclose that we have not entered into written agreements with either Gene Maher or John Prinz for additional funding and rely on their oral promise to provide us with funding based upon our necessity. Because we have no written agreements with them, and there is no assurance that they will provide the funding. We have revised to make the statement included a separate risk factor in the Registration Statement stating “we may cease our operations if we cannot obtain all necessary funding from Mr. Maher or Mr. Prinz”.

In addition, we have also revised the Registration Statement to clarify that neither Mr. Maher nor Mr. Prinz is obligated to provide additional funding.

2.
On page 2, we note your statement that Messrs. Maher and Prinz are experienced with "advising and consulting publicly traded companies, including 'blank check' companies, which experience includes selling 'blank check' Form 10 companies to private operating companies." Please revise the disclosure under the heading “prior blank check company experience” on page 12 to provide more detail about such experience.

RESPONSE:
 We have revised the Registration Statement to remove the statement “including ‘blank check’ companies” to disclose that Messrs Maher and Prinz are experienced with advising and consulting publicly traded companies in general.

3.	Please disclose the services provided by Daybreak Special Situations Fund.

RESPONSE:	We have revised the Registration Statement to disclose that we do not currently anticipate Daybreak Special Situations Fund will provide any services to the Company.

4.
Please disclose whether Messrs. Maher and Prinz will utilize Greenview Capital and Daybreak Special Situations Fund to locate potential buyers. If so, please revise to clarify how they will be compensated.

RESPONSE:	We have revised the Registration Statement to disclose that Messers Maher and Prinz will not utilize Greenview Capital or Daybreak Special Situations Fund to locate potential buyers.

5.
We note your response to comment 4 of our letter. Please expand your disclosure in this section to address the conflicts of interest present for Messrs. Maher and Prinz in allocating their time to your business and their other businesses. Additionally, please disclose whether Mr. Maher may allocate less than 10 hours a week to your business.

RESPONSE:
We have revised the Registration Statement to expand our discussion to address the conflicts of interest present for Messrs. Maher and Prinz in allocating their time to our business and their other businesses. In addition, we have also revised the Registration Statement to disclose that Mr. Maher may allocate less than 10 hours a week to our business.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9

6.
We note your response to comment 8 that you do not have any money in your treasury and have not contacted any potential investors. Please expand your disclosure to clarify whether you have entered into any credit facility agreements or other financing arrangements.

RESPONSE:
 We have revised the Registration Statement to clarify that we have not entered into any credit facility agreements or other financing arrangements, and we rely upon Messrs. Maher and Prinz to provide us with necessary funding.  In addition, as stated in Response 1, neither Mr. Maher nor Mr. Prinz is obligated to provide us with additional funding, and as such, we may cease operations if we cannot obtain funding when we need it.

7.
We note your response to comment 9 of our letter. We note that your disclosure still indicates that you “may consider a merger with a business which … is a developing company in need of additional funds.” We reissue our comment in part. Considering you do not have any funds, please clarify how you will provide financing to a developing company.

RESPONSE:
We have revised the Registration Statement to revised the statement to explain that we seek merger with a developing company in need of additional funds from investors who are reluctant to make investments in a private company.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 11

8.
We note the disclosure that the companies Mr. Maher was associated with were “leading” companies in their industry. Please provide us with the bases for the noted disclosure or revise your disclosure to remove such references.

RESPONSE:	We have revised the Registration Statement to remove the term “leading.”

Item 9. Market for Common Equity and Related Stockholder matters, page 12

9.
We note your response to comment 13 of our letter. In response to our comment, you have added paragraph (ii)(d) on page 13. In this paragraph, you state: “We are currently subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed thereunder during the past twelve months.” The disclosure implies that you have met this requirement; however, we note that you are not yet a reporting company and that you have not met the requirements of Rule 144 of the Securities Act. Please revise your disclosure to remove this statement. Additionally, please expand your disclosure to state the “amount(s) of common equity ... that could be sold pursuant to §230.144 of this chapter or that [you have] agreed to register under the Securities Act for sale by security holders.” Please refer to Item 201 (a)(2)(ii) of Regulation S-K.

RESPONSE:
We have revised the Registration Statement to remove the statement “We are currently subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed thereunder during the past twelve months” and to expand our disclosure regarding the amounts of common equity that can be sold pursuant to §230.144 pursuant to Item 201 (a)(2)(ii).

The Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under e federal securities laws of the United States.

Sincerely,

Gene Maher
Gene Maher
Chief Executive Officer